Filed by UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

2014 Investor Update

Executing Our Strategy and Delivering

Sergio P. Ermotti

Group Chief Executive Officer

May 6, 2014

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including, the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS's first quarter 2014 report and its Annual report on Form 20-F for the year ended 31 December 2013. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

CEO 1

Executing our strategy to further unlock UBS's potential

What we have delivered Management priorities

Implemented a clear strategy which focuses on the strengths of our franchise

Reduced gross costs by CHF 2.2 billion per year

Repositioned the firm with wealth management at its core

Significantly reduced RWA and LRD in the Non-core and Legacy Portfolio

Built capital strength and reached targeted Basel III fully applied CET1 ratio of 13%

Addressed many issues from the past and enhanced operational risk framework

Remain disciplined on strategy execution while enhancing capabilities and profitability

Further reduce Corporate Center costs and improve front office efficiency

Pursue growth strategy across all segments and regions

Continue to run down the Non-core and Legacy Portfolio efficiently

Sustain our capital strength in an evolving regulatory environment

Continue addressing litigation and regulatory issues

Growing profits in our operating businesses with capital efficiency

Maintain capital strength while addressing legacy issues

Firmly committed to returning capital to shareholders

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

CEO 2

Our franchise is unrivaled with compelling growth prospects

Our businesses Our objectives

World’s leader in HNW and Æ Remain leading large-scale wealth manager in the world

Wealth UHNW banking with unrivaled

Æ Gain market share in established markets, and capture wealth management scope and scale creation in APAC and EM businesses

Æ Achieve superior pre-tax profit growth vs. peers

Leading position across retail, Æ Continue providing a full suite of banking products to clients Retail & corporate and institutional Æ Maintain leading position and stable profit contribution

Corporate client segments in Switzerland

Æ Fully factor in the costs of regulation in our pricing

Well diversified and strongly Æ Strengthen investment performance culture

Global Asset positioned in key growth areas Æ Focus product offering and strengthen distribution around Management growth areas

Æ Achieve profit before tax target of CHF 1 billion

Capital-light, client-focused Æ Deliver attractive returns with allocated resources Investment with attractive risk-adjusted Æ Strengthen our position in our targeted businesses

Bank returns

Æ Grow contribution to the rest of UBS's businesses

CEO 3

Broadly diversified profit sources

All business divisions were profitable in each region in 2013


Europe, Middle East, and Africa[1]: CHF 1.5 billion
FY13 PBT[1], CHF billion
0.4
0.0
1.1
Americas: CHF 1.7 billion
FY13 PBT[1], CHF billion
0.1
0.6
0.9
0.2
Switzerland: CHF 2.7 billion
FY13 PBT[1], CHF billion
0.4
0.6
0.2
1.5
Asia Pacific: CHF 1.5 billion
FY13 PBT[1], CHF billion
0.5
1.0
0.1
WM
WMA
R&C
Global AM
IB
Corporate Center/global: (4.2) billion[2,3]

1 Europe, Middle East, and Africa excl. Switzerland; 2 Numbers are not comparable to the disclosed financial statements of our main local subsidiaries; revenues are allocated in general following a client domicile view, which is supplemented by overlays to capture cross-country sales.; this represents a more complete view of global and local sales for management purposes, as opposed to the split according to the legal entity where the transaction is recorded; 3 Includes Corporate Center and global operating income, expenses, and profit before tax that are not attributed to regions and are managed using a global view (~CHF 30 million)

UBS

CEO 4

We continue our focus on cost reduction

CHF 2.1 billion net cost reduction target versus FY131

As of 31.12.13, adjusted operating expenses, CHF billion

5.4

1.5

3.9

1.8

2.1

Gross cost Investment Net cost Net cost Residual reduction for growth reduction reduction net cost target achieved reductions as of 4Q135 Operational efficiency plan as announced in 3Q121

CHF 1.4 billion annual net cost savings in Corporate Center by year-end 20152,3

CHF 0.7 billion annual net cost savings as we complete the exit of the Non-core and Legacy Portfolio4

Targeting additional cost efficiency in front office functions

– Lowering cost/income ratio targets for Wealth Management and Wealth Management Americas, narrowing the range for the Investment Bank

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 As communicated on 30.10.12, based on 1H11 annualized adjusted operating expenses; 2 CHF 1.0 billion net reduction in Corporate Center – Core Functions 2015 year-end exit rate versus FY13 annual adjusted operating expenses net of FX movements, changes in regulatory demand of temporary nature and changes in charges for provisions for litigation, regulatory and similar matters; 3 CHF 0.4 billion net reduction in Corporate Center – Non-core and Legacy Portfolio 2015 year-end exit rate versus FY13 annual adjusted operating expenses net of changes in charges for provisions for litigation, regulatory and similar matters; 4 CHF 0.7 billion net reduction in Corporate Center – Non-core and Legacy Portfolio annual adjusted operating expenses versus FY13; 5 As communicated on 4.2.14

CEO 5

Capital strength is the foundation of our success

Three-pronged approach to capital and balance-sheet management

Basel III CET1 ratio
fully applied


~9.8%
13.2%
13.0%
+350 bps
31.12.12
31.3.14
2014 target

- Industry-leading CET1 capital ratio is key to supporting long-term success and is a source of competitive advantage
- Buffer above 2019 requirement even without loss-absorbing capital

Basel III CET1 ratio post-stress[1]
fully applied


4.1%
9.9%
≥10%
+580 bps
31.12.12
31.3.14
2014 target

- Capital will be managed to reach and maintain a fully applied CET1 ratio above the regulatory requirement under a stress scenario
- Integral part of capital returns philosophy

Swiss SRB leverage ratio
CHF billion


Expected direction based on our plans
~3.6%
5.0%
~2.4%
3.8%
1,206
988
900
LRD²
(18%)
31.12.12³
31.3.14
2016 target⁴
Phase in
Fully applied

- New requirements were a key factor in shaping UBS's strategy
- Effectively functions as a backstop to our capital management approach

UBS

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Based on our internal stress testing framework, excludes estimated operational risk capital losses as per page 79 of the 1Q14 quarterly report; 2 Fully applied leverage ratio denominator; 3 Pro forma; 4 Based on the rules applicable today

CEO 6

Managing down the Non-core and Legacy Portfolio

Tight risk control and disciplined execution to free up capital and reduce costs

RWA

CHF billion

(42)%

103

14

60

23 38%

89

(59%)

37 62%

31.12.12 31.3.14

Market and credit risk Operational risk

Cumulative RWA reduction and quarterly revenues

RWA in CHF billion and revenues in CHF million

222

49 (27) (33) (127)

(5.4)

(25.7)

(35.3) (47.6)

(51.8)

1Q13 2Q13 3Q13 4Q13 1Q14

Operating income excluding DVA and SNB StabFund option1 Cumulative RWA reduction excluding operational risk

Adjusted operating expenses

CHF million

1Q13 2Q13 3Q13 4Q13 1Q14 983

561 588

364 293 288

215 238 245 191

Adjusted operating expenses

Adjusted operating expenses excluding charges for provisions for litigation, regulatory and similar matters

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 SNB StabFund option revenues were CHF 245 million in 1Q13, CHF 122 million in 2Q13, CHF 74 million in 3Q13, CHF (28) million in 4Q13 and CHF (1) million in 1Q14

CEO 7

Further adapting to global regulatory changes

Modifying legal structure to enhance resolvability and to improve capital returns potential

Intention to establish a

Group holding company

Measures announced previously

Switzerland

Establish a Swiss banking subsidiary, starting mid-2015

Full scope expected to include Retail & Corporate and Swiss-booked Wealth

Management business

UK

Increased self-sufficiency of UBS Limited

UBS AG to increase capitalization of UBS Limited during 2Q14

US

Required to establish an intermediate holding company (IHC) by 1 July 2016

Æ Holding company to be formed through share-for-share exchange offer to be launched later in 20141

Æ Expect to qualify for capital rebate on reduced resolvability risk under Swiss Too-Big-To-Fail legislation

Æ Lower capital requirements expected for the Group

Improving capital returns

Anticipated supplementary capital return of at least CHF 0.25 per share from Group holding company after a successful share-for-share exchange…

… in addition to at least 50% net profit attributable to shareholders

1 Subject to various regulatory approvals

CEO 8

Retail & Corporate

Stable profits and strong momentum in an attractive market, high degree of integration with our other Swiss-based businesses

Retail: ~2.5 million clients

~1 in 3 households ~1 in 5 mortgages ~1 in 6 CHF saved

~1 in 4 CHF spent on credit cards

Basel

Zurich

Best Bank in Switzerland

2012 & 20131

Geneva

Corporate2: ~130,000 clients

~50% of Swiss-domiciled corporates ~60% of Swiss-domiciled insurers ~85% of Swiss-domiciled banks

~300 branches, market leader and lead innovator in online and mobile banking services

Stable earnings reflecting >70% of recurring income

Bars: Profit before tax (adjusted), CHF million. Line: Net interest margin, %

1.59 1.61 1.59 1.62 1.54 1.57 1.54 1.57

395 395 417 391 390 362 362 347

1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13

CHF yield curve

CHF LIBOR market swap rates

A 100bps upward parallel shift in the CHF yield curve would lead to ~CHF 0.3 billion incremental revenues per year3

3.4%

31.3.08

1.3%

31.3.14

1Y 10Y

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Euromoney; 2 Includes institutions; 3 Estimate based on 31.3.14 deposit and loan volumes

CEO 9

Investment Bank

Client-focused Investment Bank excelling in targeted segments

Investor Client Services

Leading Equities franchise

#1 in Cash globally[2]

#1 in Asia Services in Prime Broking[3]

#1 Derivatives and #[4] in Equities overall[4]

Structured Products House[5]

Focused FRC[1] franchise

Top FX and Precious Metals House[6,7]

#1 tied in FX globally, in Europe, and in the US[6]

#1 in Precious Metals, #1 Precious Metals Research[7]

Corporate Client Solutions

Strong solutions and advisory businesses

Financial Advisor of the Year[8]

Developed Markets ECM Deal of the Year[9]

#6 in ECM, #6 in M&A globally by volumes[10]

Revenue mix

average 1Q12-4Q13[11]


UBS
ICS: FRC[1] 22%
ICS: Equities 42%
CCS 36%
Peer average
Equities 23%
FICC 53%
IBD 24%

Balanced business mix with heavier weighting towards equity

Cost/income ratio and RoAE

adjusted; bars: RoAE; line: cost/income ratio


1Q13
2Q13
3Q13
4Q13
1Q14
85%
65%
15%
47%
38%
17%
19%
28%

RWA and funded assets

CHF billion


200
70
69
186
67
179
59
172
62
162
62
176
RWA
Funded assets

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 FX, Rates & Credit; 2 Leading private survey (4Q13, issued March 2014); 3 AsiaMoney (2013); 4 Coalition per UBS-Coalition agreed taxonomy (2013, issued April 2014); 5 Derivatives Intelligence (2013); 6 Greenwich Associates (March 2014); 7 Risk & Energy Risk Commodity Rankings (2014); 8 Infrastructure Journal Awards (2013); 9 Euromoney (2013);10 Dealogic (FY13, as of 17.3.14);11 UBS's analysis based on reported figures, where the peers are BofA ML, Barc, Citi, CS, DB, GS, JPM, MS; CS, GS and MS Equities adjusted for estimated contra-revenues (private survey); UBS figures in USD and adjusted for DVA

UBS CEO 10

Group targets

Basel III CET1 ratio

fully applied

13.2% 13.0%

~9.8%

31.12.12 31.3.14 Target1

Basel III RWA

fully applied, CHF billion

~258

227

~53 <215

<200 81

31.12.12 31.3.14 31.12.15 31.12.17 target target

Operational risk RWA

Swiss SRB leverage ratio

CHF billion

Expected direction

5.0% based on

~3.6% our plans

3.8%

~2.4%

1,206

988

900

31.12.122 31.3.14 2016 target3

Phase in Fully applied

Cost/income ratio Return on equity

adjusted, annual adjusted, annual

>15% 90% 85%

60-70%

8.3%

4.2%

2012 2013 2015 2012 2013 2015 target target4

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 ?10% post-stress in addition to the 13% CET1 ratio target; 2 Pro forma; 3 Based on the rules applicable today; 4 While we continue to target a Group return on equity of greater than 15% in 2015, given elevated operational risk RWA, we may not achieve that until 2016

CEO 11

Firmly committed to returning capital to shareholders

Our strategy supports an attractive capital returns program

Progressive capital returns

CHF 0.25 per share dividend proposed for 2013

Dividend per share

CHF

Future dividend policy

After achieving Basel III fully applied CET1 ratio of 13% and CET1 ratio of a 10% minimum post-stress

Illustrative example

Payout ratio

0.25

0.10 0.15

2011 2012 2013 proposed

Payout ratio 9% N/M 30%

CET1 ratio

~6.7% ~9.8% 12.8% fully applied

Targeting a payout 50%1 ratio of at least 50% ? of net profit1

? 50% >13.0%1

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Payout ratio of at least 50% conditional on both fully applied CET1 ratio of minimum 13% and CET1 ratio of minimum 10% post-stress

CEO 12

Key messages

Our unique business mix is focused on cash flow generative businesses with attractive risk/reward profiles to deliver high quality earnings

We continue our focus on costs, with targeted cost reductions of CHF 2.1 billion, while also investing in our businesses

We are focused on running down the Non-core and Legacy Portfolio, building capital, adapting to global regulatory change and resolving issues from the past

We will continue to execute our plans to further unlock UBS's potential for our shareholders

CEO 13

Important information related to numbers shown in this presentation

Use of adjusted numbers

Adjusted results are non-GAAP financial measures as defined by SEC regulations. Refer to page 12 of the first quarter 2014 report and pages 76-77 of our 2013 annual report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). In the presentation are SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 80 of the 1Q14 financial report.

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB Basel III, unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.

Refer to the “Capital Management” section in the 1Q14 financial report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 36 Currency translation rates” in the 2013 Annual Report for more information.

Performance targets

Unless otherwise stated, performance targets exclude, where applicable, items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our businesses, such as own credit gains and losses, restructuring-related charges and gain and losses on sales of businesses and real estate. Additionally, where applicable, performance targets assume constant foreign currency translation rates.

Rounding

Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

CEO 14

Important Notices

The exchange offer described herein will be addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States. The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer will not be made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS AG and the holding company that may be formed in connection with the proposed exchange offer (“HoldCo”) may be required to file materials relevant to the announced exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus proposed to be published by HoldCo in due course in connection with the proposed tender offer.

In member states of the European Economic Area (“EEA”), this announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by HoldCo or the dealer-manager for the proposed exchange offer of a prospectus pursuant to Article 3 of the Prospectus Directive. HoldCo, the dealer-manager for the proposed exchange offer and any of their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.